Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

July 5, 2017

VIA EDGAR

Ms. Stephanie L. Sullivan

Senior Technical & Policy Advisor

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 28, 2017

Form 6-K Filed May 15, 2017

File No. 001-31798

Dear Ms. Sullivan:

We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated June 30, 2017, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2016 filed with the Commission on April 28, 2017 and the Form 6-K filed with the Commission on May 15, 2017.

As per the correspondence between you and my colleague Joongwon Park on July 3, 2017, we are grateful that the Staff has agreed to grant an extension to respond to the Staff’s comments by July 31, 2017. The Company anticipates filing a response on or before July 31, 2017, and we will proceed on this basis unless we are notified otherwise by the Staff. We very much appreciate the Staff’s understanding and patience in this regard.

DANIEL FERTIG      ADAM C. FURBER      IAN C. HO      ANTHONY D. KING      CELIA C.L. LAM      CHRIS K.H. LIN      JIN HYUK PARK       KATHRYN KING SUDOL      CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett

Securities and Exchange Commission	July 5, 2017

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park